UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

IMPERIAL HOLDINGS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
452834104
(CUSIP Number)
February 8, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452834104

1	NAMES OF REPORTING PERSONS Branch Office of Skarbonka Sp. z o. o.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,272,727 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

1,272,727 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,272,727

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on the 20,266,667 common shares outstanding stated in the Issuer’s prospectus filed with the SEC in connection with its initial public offering on February 8, 2011.

Page 2 of 7 Pages

CUSIP No.	452834104

1	NAMES OF REPORTING PERSONS Chase Ridge Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,272,727 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

1,272,727 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,272,727

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on the 20,266,667 common shares outstanding stated in the Issuer’s prospectus filed with the SEC in connection with its initial public offering on February 8, 2011.

Page 3 of 7 Pages

CUSIP No.	452834104

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,272,727 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

1,272,727 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,272,727

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on the 20,266,667 common shares outstanding stated in the Issuer’s prospectus filed with the SEC in connection with its initial public offering on February 8, 2011.

Page 4 of 7 Pages

Item 1(a).	Name of Issuer:
Imperial Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
701 Park of Commerce Boulevard, Suite 301
Boca Raton, Florida 33487

Item 2(a).	Name of Person Filing:

This statement is filed jointly by Branch Office of Skarbonka Sp. z o. o. (“Branch Office”), Chase Ridge Ltd. (“Chase Ridge”) and Joseph Lewis (together with Branch Office and Chase Ridge, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1). Joseph Lewis indirectly controls both Branch Office and Chase Ridge.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
The principal business address of Branch Office is:

56, rue Charles Martel L-2134 Luxembourg Grand Duchy of Luxembourg

The principal business address of Chase Ridge and Joseph Lewis is:

c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas

Item 2(c).	Citizenship:

Branch Office is the Luxembourg branch of Skarbonka Sp. z o. o., a company organized under the laws of Poland, which has been established under the laws of Luxembourg and registered with the Luxembourg Trade and Companies Register. Chase Ridge is an international business corporation organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:
Common stock, par value $0.01 (the “Shares”)

Item 2(e).	CUSIP Number:
452834104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

1,272,727 Shares

(b)	Percent of class:

6.3%*

Page 5 of 7 Pages

(c)	Number of Shares as to which the Reporting Persons have:
(i)	Sole power to vote or direct the vote:

0**

(ii)	Shared power to vote or to direct the vote:

1,272,727**

(iii)	Sole power to dispose or direct the disposition of:

0**

(iv)	Shared power to dispose or to direct the disposition of:

1,272,727**

*	Based on the 20,266,667 Shares outstanding stated in the Issuer’s prospectus filed with the SEC in connection with its initial public offering on February 8, 2011.

**
Branch Office and Chase Ridge each have shared voting power and shared dispositive power with regard to the 1,272,727 Shares held by Chase Ridge, and Joseph Lewis has shared voting power and shared dispositive power with regard to the 1,272,727 Shares held by Chase Ridge.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Only Branch Office has the right to receive dividends and the proceeds from the sale of the Shares held by the Reporting Persons. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.
Exhibits
1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons

Page 6 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2011	BRANCH OFFICE OF SKARBONKA SP. Z O. O.
	By:	/s/ John Kleynhans
	Name:	John Kleynhans
	Title:	Permanent Representative

CHASE RIDGE LTD.
	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
	Name:	Joseph Lewis, Individually

Page 7 of 7 Pages